Filed by Atlantic Coastal Acquisition Corp.

This communication is filed pursuant to Rule 425 under

the United States Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Atlantic Coastal Acquisition Corp.

Commission File Number: 001-40158

Date: December 13, 2021

The following is a transcript of an interview of Essentium’s CEO conducted on “Bloomberg Markets: The Close” on Monday, December 13, 2021.

Romaine Bostick, Bloomberg

We’ve talked about the supply chain before, but now we're talking about in the context of, how do you address some of the supply chain issues? Esentium is a 3D printing company; it’s planning to go public in a merger with the SPAC, Atlantic Coastal Acquisition Corp. Joining us right now to talk about that deal and more importantly, the digitization of the supply chain, as he puts it, Blake Teipel the CEO of Essentium, joining us right now. Blake, thanks for being here. I want to start off with 3D printing aspect of this first. I think we're all familiar with it in the most general terms here, but when we talk about larger scale manufacturing here, how far along are we with the technology, and more importantly, with whatever competitive capabilities Essentium has to move this along?

Blake Triple, CEO of Essentium

Yeah, Romaine, great question and I appreciate the chance to speak a bit about how supply chain architectures in particular can be addressed using high-spec industrial additive solutions like Essentium and our High Speed Extrusion platform. We've got over 50 grades of industrial materials, a full software suite. But I think really the most important thing that we do is we partner with enterprises. We partner with large organizations, like the US Air Force, like Lockheed Martin, like Ford Motor Company, and others, so that we can really help these enterprises gain familiarity with additive manufacturing on an industrial scale. As you mentioned, most folks are familiar with 3D printing, but the difference between 3D printing and additive manufacturing is, you go through certification processes, you go through qualification processes, you deliver what's called equivalency on a performance basis and that's really where you start to transition into true manufacturing.

Caroline Hyde, Bloomberg

From that true manufacturing, is the sustainability factor just an added plus and the real goal simplicity? How do you think about that?

Blake Triple, CEO of Essentium

Yeah, fantastic point. So, sustainability really is a two-prong win, when you think about additive manufacturing. Number one, additive is sort of a class of technology within an advanced manufacturing umbrella. So, the more that we can sort of adopt advanced manufacturing in areas like distributed manufacturing, where you can get production and consumption more closely co-located, then you sort of really save a lot on the supply chain, and the environmental cost of the trans-Pacific nature of most of the consumer goods in terms of their supply chain architectures. If you think about actually capitalism at its core, we've sort of optimized the production of most of the goods that our families typically enjoy, and those production headquarters are mostly overseas. So, the more we can use a distributed manufacturing context using a digital toolset like additive, and automation, and other aspects like that, then you can see production and consumption much more closely co-located, which has a huge environmental benefit. And then when you think about additive--just two seconds on that--additive actually has about a 70% raw material savings, because you can actually put the material right where you want it, versus machinery whittling away all the material you don't want for a part, which again has huge benefits.

Caroline Hyde, Bloomberg

So, you can save on the materials cost, but what kind of investment does it take in order to digitize your supply chain and to buy some of this 3D printing infrastructure?

Blake Triple, CEO of Essentium

You know, it's a massive investment. And that's where we see a lot of these conversations right now taking place, not with the engineers, not with the supply chains folks, but with procurement and finance departments. And so, as we're seeing this huge delta now between the bill of materials cost and the total landed cost of most of the consumer goods, or even industrial goods that are produced overseas. And people started to talk about this delta because that delta is made up of tariffs, duties, shipping, and delays. And so, all those costs added up. They give rise to this motivation for large enterprises to begin the courageous work of transition. But it is courageous work, because you have to sort of change how you've done things in the past and get used to a brave new future, which is different and it always involves change.

Romaine Bostick, Bloomberg

Do you see that change, though, as sticky? And I mean, that in the context that some of these companies we've talked to, they've talked about making adjustments to deal with some of these supply chain issues, but then when you sort of dig a little bit deeper, they kind of suggest that well, they're going to snap back to whatever the previous normal was, assuming some of these supply chain kinks get worked out. How much are you hearing from potential customers that they are willing to move into whatever this new world is going to look like?

Blake Triple, CEO of Essentium

Well, you know, a lot of that a lot of that stickiness, or the staying power of additive, is really giving rise to technologies which are industrially relevant on the additive side. Additive has come a long way. I will tell you, at Essentium, we've got the ability to create parts that are as strong in the build direction as they are in the lay down direction. This eliminates one of the classic compromises of additive manufacturing. We also have machines that are very fast with low total cost of ownership, which means you can dramatically increase the throughput. So, if you can address the cost vector and the capability vector, then the staying power is actually there because then you can help folks through this hybrid era where you have to design an additive part that is actually supposed to get good performance equivalency with an injection molded part. And then later on, we'll capitalize on the benefits of the design freedoms of additive and lightweighting parts, and part consolidation, and things like that. But it takes that first step of part of supply chain architects and manufacturing engineers saying okay, now I have a process I can trust. Now I'm ready to take this step and transform my operations.

Caroline Hyde, Bloomberg

Really appreciate you breaking it down for us. Blake Teipel, the CEO of Essentium.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination (the “Proposed Business Combination”) between Essentium and Atlantic Coastal, including statements regarding the benefits of the Proposed Business Combination, the anticipated timing of the Proposed Business Combination, the services offered by Essentium and the markets in which it operates, and Essentium’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Atlantic Coastal’s securities, (ii) the risk that the Proposed Business Combination may not be completed by Atlantic Coastal’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Atlantic Coastal, (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the receipt of the requisite approvals of Atlantic Coastal’s shareholders and Essentium’s stockholders, respectively, the satisfaction of the minimum trust account amount following redemptions by Atlantic Coastal’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the Proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the Proposed Business Combination on Essentium’s business relationships, performance, and business generally, (vii) risks that the Proposed Business Combination disrupts current plans of Essentium and potential difficulties in Essentium employee retention as a result of the Proposed Business Combination, (viii) the outcome of any legal proceedings that may be instituted against Essentium or against Atlantic Coastal related to the agreement and plan of merger or the Proposed Business Combination, (ix) the ability to maintain the listing of Atlantic Coastal’s securities on The Nasdaq Stock Market LLC, (x) the price of Atlantic Coastal’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Essentium plans to operate, variations in performance across competitors, changes in laws and regulations affecting Essentium’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Business Combination, and identify and realize additional opportunities, (xii) the impact of the global COVID-19 pandemic, (xiii) the enforceability of Essentium’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (xiv) the ability of Essentium to protect the intellectual property and confidential information of its customers, (xv) the risk of downturns in the highly competitive additive manufacturing industry, and (xvi) other risks and uncertainties described in Atlantic Coastal’s registration statement on Form S-1 (File No. 333-253003), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 11, 2021 (the “Form S-1”), and its subsequent Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, Quarterly Reports on Form 10-Q, the Registration Statement (as defined below), the proxy statement/prospectus contained therein, and the other documents filed by Atlantic Coastal from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Essentium and Atlantic Coastal assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Essentium nor Atlantic Coastal gives any assurance that either Essentium or Atlantic Coastal, respectively, will achieve its expectations.

Additional Information and Where to Find It

In connection with the Proposed Business Combination, Atlantic Coastal will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of Atlantic Coastal’s ordinary shares in connection with Atlantic Coastal’s solicitation of proxies for the vote by Atlantic Coastal’s shareholders with respect to the Proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Essentium stockholders in connection with the Proposed Business Combination. After the Registration Statement has been filed and declared effective, Atlantic Coastal will mail a definitive proxy statement, when available, to its shareholders. The Registration Statement will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Atlantic Coastal’s shareholders in connection with the Proposed Business Combination. Atlantic Coastal will also file other documents regarding the Proposed Business Combination with the SEC. Before making any voting decision, investors and security holders of Atlantic Coastal and Essentium are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about the Proposed Business Combination.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Atlantic Coastal through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Atlantic Coastal may be obtained free of charge from Atlantic Coastal’s website at www.atlanticcoastalacquisition.com or by written request to Atlantic Coastal at Atlantic Coastal Acquisition Corp., 6 St Johns Lane, Floor 5, New York, NY 10013.

Participants in the Solicitation

Atlantic Coastal and Essentium and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Atlantic Coastal’s shareholders in connection with the Proposed Business Combination. Information about Atlantic Coastal’s directors and executive officers and their ownership of Atlantic Coastal’s securities is set forth in Atlantic Coastal’s filings with the SEC. To the extent that holdings of Atlantic Coastal’s securities have changed since the amounts printed in the Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the Proposed Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.